新世界發展有限公司
New World Development Company Limited

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

February 4, 2003

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated January 29, 2003 in connection with the completion of the Reorganisation continuing connected transactions between New World Infrastructure Limited and Pacific Ports Company Limited in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin - The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(Incorporated in the Cayman Islands with limited liability)

Pacific Ports Company Limited
太平洋港口有限公司
(Incorporated in Bermuda with limited liability)

COMPLETION OF THE REORGANISATION
CONTINUING CONNECTED TRANSACTIONS BETWEEN NEW WORLD INFRASTRUCTURE LIMITED AND PACIFIC PORTS COMPANY LIMITED
COMPOSITION OF THE NEW BOARD OF DIRECTORS OF NEW WORLD INFRASTRUCTURE LIMITED
COMPOSITION OF THE NEW BOARD OF DIRECTORS OF PACIFIC PORTS COMPANY LIMITED

The NWD Directors, the NWI Directors and the PPC Directors are pleased to announce that completion of the Reorganisation took place on 29 January, 2003. The Reorganisation was effected by various transactions including, inter alia, the completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement, the conversion in full of the Preference Shares and the distribution in specie of the PPC Distribution Shares by NWI to the NWI Shareholders.

On 29 January, 2003, NWI and PPC entered into the Secondment Agreement pursuant to which NWI agreed to second the Secondees to PPC or companies within the Enlarged PPC Group with effect from the date of the Secondment Agreement until 30 June, 2003 (or such other date as may be agreed by the parties) unless terminated earlier in accordance with the provisions of the Secondment Agreement.

Under the Listing Rules, the transactions contemplated under the Secondment Agreement constitute connected transactions of NWI and PPC respectively as each of NWI and PPC is a non-wholly owned subsidiary of NWD. Accordingly, NWI and PPC are connected persons of each other. As the aggregate consideration payable by PPC to NWI pursuant to the Secondment Agreement is expected to be less than 3% of the book value of the consolidated net tangible assets of each of the NWI Group and the PPC Group, the Continuing Connected Transactions fall within the de minimis exemption under Rule 14.25(1) of the Listing Rules. NWI and PPC have jointly applied to the Stock Exchange for a waiver from strict compliance with the disclosure requirements in respect of the Continuing Connected Transactions under Rule 14.25 of the Listing Rules. Details of the Continuing Connected Transactions will be included in the future published annual reports and accounts of NWI and PPC respectively.

Following the changes in directorships of NWI with effect from 11 January, 2003 and 17 January, 2003, and as disclosed in the announcements made by NWI dated 13 January, 2003 and 17 January, 2003 respectively, the names of the current directors are set out below.

Details of the changes in directorships and the company secretary of PPC with effect from 29 January, 2003 and the names of the current directors are set out below.

Background

Reference is made to the announcements made jointly by NWD, NWI and PPC dated 21 October, 2002, 15 November, 2002 and 13 January, 2003 (the "**Joint Announcements**") and to the shareholders' circulars of each of NWD, NWI and PPC dated 18 November, 2002 (the "**Circulars**"). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcements and the Circulars. The Joint Announcements and the Circulars set out details of the Reorganisation of NWI, PPC and NWS, subsidiaries of NWD.

COMPLETION OF THE REORGANISATION

The NWD Directors, the NWI Directors and the PPC Directors are pleased to announce that completion of the Reorganisation took place on 29 January, 2003. The Reorganisation was effected by various transactions including, inter alia, the completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement, the conversion in full of the Preference Shares and the distribution in specie of the PPC Distribution Shares by NWI to the NWI Shareholders.

The NWI Directors are pleased to announce that the distribution in specie of the PPC Distribution Shares to the NWI Shareholders took place on 29 January, 2003 in the ratio of 5.87 PPC Distribution Shares to one NWI Share held on the Record Date (9 January, 2003). Definitive share certificates of the PPC Distribution Shares will be despatched by ordinary mail to the NWI Shareholders, at their own risk, on 30 January, 2003.

NWI Shareholders should note that if they trade in PPC Shares on the basis of their entitlements to the PPC Distribution Shares prior to receipt of evidence of title or share certificates of the PPC Distribution Shares, they do so entirely at their own risk.

CONTINUING CONNECTED TRANSACTIONS BETWEEN NWI AND PPC

Secondment Agreement

Date: 29 January, 2003
Parties: NWI and PPC

Pursuant to the Secondment Agreement, NWI agreed to second the Secondees to PPC or companies within the Enlarged PPC Group with effect from the date of the Secondment Agreement until 30 June, 2003 (or such other date as may be agreed by the parties) unless terminated earlier in accordance with the provisions of the Secondment Agreement.

Upon expiration of the Secondment Agreement, NWI will terminate its employment contract with each Secondee. At the same time, PPC or its nominee will offer re-employment to those Secondees whom PPC considers appropriate. NWI and PPC acknowledge that it is their common understanding and intention that such Secondees' continuity of employment will be preserved after the expiration of the Secondment Agreement.

Consideration

The aggregate consideration payable by PPC to NWI pursuant to the Secondment Agreement is calculated based upon the aggregate amount of all salaries, contributions to the relevant retirement schemes, bonuses, other costs and expenses incurred by NWI in connection with the Secondees during the secondment period. The aggregate value of the consideration is based on the aggregate of the monthly salaries and contributions to pension/retirement schemes in respect of the Secondees. Such payments amounted to approximately HK$30.4 million for the year ended 30 June, 2002. It is expected that the aggregate consideration payable by PPC to NWI will be less than the higher of either HK$10,000,000 or 3% of the book value of the consolidated net tangible assets of each of the NWI Group and the PPC Group.

Connection between the parties

Following completion of the Reorganisation, PPC ceases to be a subsidiary of NWI and both NWI and PPC become non-wholly owned subsidiaries of NWD. Accordingly, NWI and PPC are connected persons of each other and the Continuing Connected Transactions constitute connected transactions under Rule 14.23(1)(a) of the Listing Rules.

Information on the NWI Group

Following completion of the Reorganisation, the NWI Group is principally engaged in the development, investment, operation and/or management of telecommunications, media and technology businesses in Hong Kong, Macau and the PRC. NWI also operates non-traditional infrastructure projects including mobile communications and data transmission operations in the PRC and the United States of America.

Information on the Enlarged PPC Group

Following completion of the Reorganisation, the Enlarged PPC Group is principally engaged in the development, investment, operation and/or management of: (i) terminals in seaports and riverports and related businesses in Hong Kong and various parts of the PRC; (ii) the Infrastructure Assets which were previously operated by NWI; and (iii) the facilities, contracting, transport, financial and environmental services businesses which were previously operated by NWS.

Reasons for, and benefits of, entering into the Secondment Agreement

Prior to completion of the Reorganisation, NWI was engaged in the development, investment, operation and/or management of the Infrastructure Assets. Pursuant to the Infrastructure Assets Sale Agreement, the Infrastructure Assets were disposed of by NWI to PPC.

The Secondees had, prior to completion of the Reorganisation, been responsible for the daily management and operation of the Infrastructure Assets. In order to ensure a smooth transfer of the Infrastructure Assets from NWI to PPC following completion of the Reorganisation and to maintain staff morale, it would be desirable for the Secondees to continue to manage and operate the Infrastructure Assets. In view of the disposal of the Infrastructure Assets by NWI to PPC and as a result of arm's length negotiations, NWI has agreed to second the Secondees to PPC upon the terms set out in the Secondment Agreement.

The NWI Directors and the PPC Directors have reviewed the terms of the Secondment Agreement and are of the view that they are fair and reasonable. Accordingly, the NWI Directors and the PPC Directors consider it to be in the best interests of NWI and PPC respectively to enter into the Continuing Connected Transactions.

Application for waiver

The NWI Directors and the PPC Directors believe that strict compliance with the disclosure requirements in respect of the Continuing Connected Transactions under Rule 14.25(1) of the Listing Rules would be impractical and unduly onerous for NWI and PPC respectively as they are of a regular and continuing nature during the subsistence of the Secondment Agreement. Accordingly, NWI and PPC have jointly applied to the Stock Exchange for a waiver from strict compliance with the disclosure requirements in respect of the Continuing Connected Transactions under Rule 14.25(1) of the Listing Rules on each occasion as they arise, subject to the following conditions:

1. the Continuing Connected Transactions shall be entered into by NWI and PPC in the usual and ordinary course of business and are on normal commercial terms;
2. the annual aggregate value of the Continuing Connected Transactions shall remain less than the higher of either HK$10,000,000 or 3% of the book value of the consolidated net tangible assets of each of the NWI Group and the PPC Group in the relevant financial year;
3. summary details of the Continuing Connected Transactions will be disclosed in the annual reports of NWI and PPC respectively in accordance with the requirements of Rule 14.25(1)(A) to (D) of the Listing Rules;
4. the independent non-executive directors of each of NWI and PPC shall review the Continuing Connected Transactions and confirm in the annual reports of NWI and PPC respectively that such transactions have been conducted in the manner as stated in paragraphs (1) and (2) above;
5. the auditors of each of NWI and PPC shall be engaged by NWI and PPC respectively to conduct procedures on the Continuing Connected Transactions annually and to report to the NWI Directors and the PPC Directors in writing, copies of such reports or letters will be provided to the Stock Exchange, stating whether:
   (i) the Continuing Connected Transactions have been approved by the NWI Directors and the PPC Directors respectively;
   (ii) the Continuing Connected Transactions have been entered into in accordance with the terms of the Secondment Agreement; and
   (iii) the relevant limit set out in paragraph (2) above has not been exceeded.

If the value of the Continuing Connected Transactions for the relevant financial year exceeds the higher of either HK$10,000,000 or 3% of the book value of the consolidated net tangible assets of the NWI Group or the PPC Group in the relevant financial year or in the event that there are any material amendments to the Secondment Agreement, the Stock Exchange has indicated that the applicable requirements in respect of connected transactions under Chapter 14 of the Listing Rules should be fully complied with by NWI and PPC.

Composition of the new board of directors of NWI

Following the changes in directorships of NWI with effect from 11 January, 2003 and 17 January, 2003 and as disclosed in the announcements made by NWI dated 13 January, 2003 and 17 January, 2003 respectively, the board of directors of NWI now comprise four executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Chan Wing Tak, Douglas, Dr. Wai Fung Man and Mr. Wong Chi Chiu, Albert, and five non-executive directors, namely Mr. Fu Sze Shing, Mr. Wilfried Ernst Kaffenberger (and Mr. Yeung Kun Wah, David as Mr. Kaffenberger's alternate director), Mr. Dominic Lai Hing Chiu, Dr. Lam Man Kit, Dominic and Mr. Lee Sean, Sammy.

Change of directors and company secretary of PPC

The PPC Directors announce as follows:

(a) Messrs. Chan Wing Tak, Douglas, Lo Lin Shing, Simon, So Ngok and Cheung Chin Cheung, Tommy have resigned as executive directors of PPC with effect from 29 January, 2003;
(b) Mr. Doo Wai Hoi, William, an executive director, has been appointed as Deputy Chairman of PPC with effect from 29 January, 2003;
(c) Messrs. Chan Kam Ling, Wong Kwok Kin, Andrew and Lam Wai Hon, Patrick have been appointed as executive directors of PPC with effect from 29 January, 2003;
(d) Messrs. Cheng Wai Chee, Christopher and Wong Kin Chow, Michael have been appointed as independent non-executive directors of PPC with effect from 29 January, 2003;
(e) Mr. Wilfried Ernst Kaffenberger has been appointed as non-executive director of PPC and Mr. Yeung Kun Wah, David has been appointed as alternate director to Mr. Kaffenberger both with effect from 29 January, 2003; and
(f) Mr. Lam Wai Hon, Patrick has been appointed as company secretary of PPC in place of Mr. Wong Wing Lun, Alan with effect from 29 January, 2003.

The PPC Directors wish to express their appreciation for the valuable contribution of the above resigning directors during their directorships with PPC and to welcome Messrs. Chan Kam Ling, Wong Kwok Kin, Andrew, Lam Wai Hon, Patrick, Wilfried Ernst Kaffenberger, Yeung Kun Wah, David, Cheng Wai Chee, Christopher and Wong Kin Chow, Michael to join the PPC board.

Composition of the new board of directors of PPC

Following the changes in directorships of PPC with effect from 29 January, 2003, the board of directors of PPC now comprise five executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Wong Kwok Kin, Andrew and Mr. Lam Wai Hon, Patrick, two non-executive directors, namely, Mr. To Hin Tsun, Gerald and Mr. Wilfried Ernst Kaffenberger (and Mr. Yeung Kun Wah, David as Mr. Kaffenberger's alternate director) and four independent non-executive directors, namely, Mr. Dominic Lai Hing Chiu, Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Kee, Christopher and Mr. Wong Kin Chow, Michael.

Definitions

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"connected person"	has the meaning ascribed to it under the Listing Rules
"Continuing Connected Transactions"	the continuing connected transactions contemplated under the Secondment Agreement
"PPC Directors"	the directors of PPC from time to time
"Secondees"	the 71 employees of NWI who will be seconded to PPC or companies within the Enlarged PPC Group pursuant to the Secondment Agreement
"Secondment Agreement"	the secondment agreement dated 29 January, 2003 entered into between NWI and PPC pursuant to which NWI agreed to second certain of its employees to PPC until 30 June, 2003 (or such other date as may be agreed by the parties)

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai Hoi, William
Deputy Chairman

Hong Kong, 29 January, 2003

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(Incorporated in the Cayman Islands with limited liability)

Pacific Ports Company Limited
太平洋港口有限公司
(Incorporated in Bermuda with limited liability)

COMPLETION OF THE REORGANISATION

CONTINUING CONNECTED TRANSACTIONS BETWEEN NEW WORLD INFRASTRUCTURE LIMITED AND PACIFIC PORTS COMPANY LIMITED

COMPOSITION OF THE NEW BOARD OF DIRECTORS OF NEW WORLD INFRASTRUCTURE LIMITED

COMPOSITION OF THE NEW BOARD OF DIRECTORS OF PACIFIC PORTS COMPANY LIMITED

The NWD Directors, the NWI Directors and the PPC Directors are pleased to announce that completion of the Reorganisation took place on 29 January, 2003. The Reorganisation was effected by various transactions including, inter alia, the completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement, the conversion in full of the Preference Shares and the distribution in specie of the PPC Distribution Shares by NWI to the NWI Shareholders.

On 29 January, 2003, NWI and PPC entered into the Secondment Agreement pursuant to which NWI agreed to second the Secondees to PPC or companies within the Enlarged PPC Group with effect from the date of the Secondment Agreement until 30 June, 2003 (or such other date as may be agreed by the parties) unless terminated earlier in accordance with the provisions of the Secondment Agreement.

Under the Listing Rules, the transactions contemplated under the Secondment Agreement constitute connected transactions of NWI and PPC respectively as each of NWI and PPC is a non-wholly owned subsidiary of NWD. Accordingly, NWI and PPC are connected persons of each other. As the aggregate consideration payable by PPC to NWI pursuant to the Secondment Agreement is expected to be less than 3% of the book value of the consolidated net tangible assets of each of the NWI Group and the PPC Group, the Continuing Connected Transactions fall within the de minimis exemption under Rule 14.25(1) of the Listing Rules. NWI and PPC have jointly applied to the Stock Exchange for a waiver from strict compliance with the disclosure requirements in respect of the Continuing Connected Transactions under Rule 14.25 of the Listing Rules. Details of the Continuing Connected Transactions will be included in the future published annual reports and accounts of NWI and PPC respectively.

Following the changes in directorships of NWI with effect from 11 January, 2003 and 17 January, 2003, and as disclosed in the announcements made by NWI dated 13 January, 2003 and 17 January, 2003 respectively, the names of the current directors are set out below.

Details of the changes in directorships and the company secretary of PPC with effect from 29 January, 2003 and the names of the current directors are set out below.

Background

Reference is made to the announcements made jointly by NWD, NWI and PPC dated 21 October, 2002, 15 November, 2002 and 13 January, 2003 (the "**Joint Announcements**") and to the shareholders' circulars of each of NWD, NWI and PPC dated 18 November, 2002 (the "**Circulars**"). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcements and the Circulars. The Joint Announcements and the Circulars set out details of the Reorganisation of NWI, PPC and NWS, subsidiaries of NWD.

COMPLETION OF THE REORGANISATION

The NWD Directors, the NWI Directors and the PPC Directors are pleased to announce that completion of the Reorganisation took place on 29 January, 2003. The Reorganisation was effected by various transactions including, inter alia, the completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement, the conversion in full of the Preference Shares and the distribution in specie of the PPC Distribution Shares by NWI to the NWI Shareholders.

The NWI Directors are pleased to announce that the distribution in specie of the PPC Distribution Shares to the NWI Shareholders took place on 29 January, 2003 in the ratio of 5.87 PPC Distribution Shares to one NWI Share held on the Record Date (9 January, 2003). Definitive share certificates of the PPC Distribution Shares will be despatched by ordinary mail to the NWI Shareholders, at their own risk, on 30 January, 2003.

NWI Shareholders should note that if they trade in PPC Shares on the basis of their entitlements to the PPC Distribution Shares prior to receipt of evidence of title or share certificates of the PPC Distribution Shares, they do so entirely at their own risk.

CONTINUING CONNECTED TRANSACTIONS BETWEEN NWI AND PPC

Secondment Agreement

Date: 29 January, 2003
Parties: NWI and PPC

Pursuant to the Secondment Agreement, NWI agreed to second the Secondees to PPC or companies within the Enlarged PPC Group with effect from the date of the Secondment Agreement until 30 June, 2003 (or such other date as may be agreed by the parties) unless terminated earlier in accordance with the provisions of the Secondment Agreement.

Upon expiration of the Secondment Agreement, NWI will terminate its employment contract with each Secondee. At the same time, PPC or its nominee will offer re-employment to those Secondees whom PPC considers appropriate. NWI and PPC acknowledge that it is their common understanding and intention that such Secondees' continuity of employment will be preserved after the expiration of the Secondment Agreement.

Consideration

The aggregate consideration payable by PPC to NWI pursuant to the Secondment Agreement is calculated based upon the aggregate amount of all salaries, contributions to the relevant retirement schemes, bonuses, other costs and expenses incurred by NWI in connection with the Secondees during the secondment period. The aggregate value of the consideration is based on the aggregate of the monthly salaries and contributions to pension/retirement schemes in respect of the Secondees. Such payments amounted to approximately HK$30.4 million for the year ended 30 June, 2002. It is expected that the aggregate consideration payable by PPC to NWI will be less than the higher of either HK$10,000,000 or 3% of the book value of the consolidated net tangible assets of each of the NWI Group and the PPC Group.

Connection between the parties

Following completion of the Reorganisation, PPC ceases to be a subsidiary of NWI and both NWI and PPC become non-wholly owned subsidiaries of NWD. Accordingly, NWI and PPC are connected persons of each other and the Continuing Connected Transactions constitute connected transactions under Rule 14.23(1)(a) of the Listing Rules.

Information on the NWI Group

Following completion of the Reorganisation, the NWI Group is principally engaged in the development, investment, operation and/or management of telecommunications, media and technology businesses in Hong Kong, Macau and the PRC. NWI also operates non-traditional infrastructure projects including mobile communications and data transmission operations in the PRC and the United States of America.

Information on the Enlarged PPC Group

Following completion of the Reorganisation, the Enlarged PPC Group is principally engaged in the development, investment, operation and/or management of: (i) terminals in seaports and riverports and related businesses in Hong Kong and various parts of the PRC; (ii) the Infrastructure Assets which were previously operated by NWI; and (iii) the facilities, contracting, transport, financial and environmental services businesses which were previously operated by NWS.

Reasons for, and benefits of, entering into the Secondment Agreement

Prior to completion of the Reorganisation, NWI was engaged in the development, investment, operation and/or management of the Infrastructure Assets. Pursuant to the Infrastructure Assets Sale Agreement, the Infrastructure Assets were disposed of by NWI to PPC.

The Secondees had, prior to completion of the Reorganisation, been responsible for the daily management and operation of the Infrastructure Assets. In order to ensure a smooth transfer of the Infrastructure Assets from NWI to PPC following completion of the Reorganisation and to maintain staff morale, it would be desirable for the Secondees to continue to manage and operate the Infrastructure Assets. In view of the disposal of the Infrastructure Assets by NWI to PPC and as a result of arm's length negotiations, NWI has agreed to second the Secondees to PPC upon the terms set out in the Secondment Agreement.

The NWI Directors and the PPC Directors have reviewed the terms of the Secondment Agreement and are of the view that they are fair and reasonable. Accordingly, the NWI Directors and the PPC Directors consider it to be in the best interests of NWI and PPC respectively to enter into the Continuing Connected Transactions.

Application for waiver

The NWI Directors and the PPC Directors believe that strict compliance with the disclosure requirements in respect of the Continuing Connected Transactions under Rule 14.25(1) of the Listing Rules would be impractical and unduly onerous for NWI and PPC respectively as they are of a regular and continuing nature during the subsistence of the Secondment Agreement. Accordingly, NWI and PPC have jointly applied to the Stock Exchange for a waiver from strict compliance with the disclosure requirements in respect of the Continuing Connected Transactions under Rule 14.25(1) of the Listing Rules on each occasion as they arise, subject to the following conditions:

1. the Continuing Connected Transactions shall be entered into by NWI and PPC in the usual and ordinary course of business and are on normal commercial terms;
2. the annual aggregate value of the Continuing Connected Transactions shall remain less than the higher of either HK$10,000,000 or 3% of the book value of the consolidated net tangible assets of each of the NWI Group and the PPC Group in the relevant financial year;
3. summary details of the Continuing Connected Transactions will be disclosed in the annual reports of NWI and PPC respectively in accordance with the requirements of Rule 14.25(1)(A) to (D) of the Listing Rules;
4. the independent non-executive directors of each of NWI and PPC shall review the Continuing Connected Transactions and confirm in the annual reports of NWI and PPC respectively that such transactions have been conducted in the manner as stated in paragraphs (1) and (2) above;
5. the auditors of each of NWI and PPC shall be engaged by NWI and PPC respectively to conduct procedures on the Continuing Connected Transactions annually and to report to the NWI Directors and the PPC Directors in writing, copies of such reports or letters will be provided to the Stock Exchange, stating whether:
   (i) the Continuing Connected Transactions have been approved by the NWI Directors and the PPC Directors respectively;
   (ii) the Continuing Connected Transactions have been entered into in accordance with the terms of the Secondment Agreement; and
   (iii) the relevant limit set out in paragraph (2) above has not been exceeded.

If the value of the Continuing Connected Transactions for the relevant financial year exceeds the higher of either HK$10,000,000 or 3% of the book value of the consolidated net tangible assets of the NWI Group or the PPC Group in the relevant financial year or in the event that there are any material amendments to the Secondment Agreement, the Stock Exchange has indicated that the applicable requirements in respect of connected transactions under Chapter 14 of the Listing Rules should be fully complied with by NWI and PPC.

Composition of the new board of directors of NWI

Following the changes in directorships of NWI with effect from 11 January, 2003 and 17 January, 2003 and as disclosed in the announcements made by NWI dated 13 January, 2003 and 17 January, 2003 respectively, the board of directors of NWI now comprise four executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Chan Wing Tak, Douglas, Dr. Wai Fung Man and Mr. Wong Chi Chiu, Albert, and five non-executive directors, namely Mr. Fu Sze Shing, Mr. Wilfried Ernst Kaffenberger (and Mr. Yeung Kun Wah, David as Mr. Kaffenberger's alternate director), Mr. Dominic Lai Hing Chiu, Dr. Lam Man Kit, Dominic and Mr. Lee Sean, Sammy.

Change of directors and company secretary of PPC

The PPC Directors announce as follows:

(a) Messrs. Chan Wing Tak, Douglas, Lo Lin Shing, Simon, So Ngok and Cheung Chin Cheung, Tommy have resigned as executive directors of PPC with effect from 29 January, 2003;
(b) Mr. Doo Wai Hoi, William, an executive director, has been appointed as Deputy Chairman of PPC with effect from 29 January, 2003;
(c) Messrs. Chan Kam Ling, Wong Kwok Kin, Andrew and Lam Wai Hon, Patrick have been appointed as executive directors of PPC with effect from 29 January, 2003;
(d) Messrs. Cheng Wai Chee, Christopher and Wong Kin Chow, Michael have been appointed as independent non-executive directors of PPC with effect from 29 January, 2003;
(e) Mr. Wilfried Ernst Kaffenberger has been appointed as non-executive director of PPC and Mr. Yeung Kun Wah, David has been appointed as alternate director to Mr. Kaffenberger both with effect from 29 January, 2003; and
(f) Mr. Lam Wai Hon, Patrick has been appointed as company secretary of PPC in place of Mr. Wong Wing Lun, Alan with effect from 29 January, 2003.

The PPC Directors wish to express their appreciation for the valuable contribution of the above resigning directors during their directorships with PPC and to welcome Messrs. Chan Kam Ling, Wong Kwok Kin, Andrew, Lam Wai Hon, Patrick, Wilfried Ernst Kaffenberger, Yeung Kun Wah, David, Cheng Wai Chee, Christopher and Wong Kin Chow, Michael to join the PPC board.

Composition of the new board of directors of PPC

Following the changes in directorships of PPC with effect from 29 January, 2003, the board of directors of PPC now comprise five executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Wong Kwok Kin, Andrew and Mr. Lam Wai Hon, Patrick, two non-executive directors, namely, Mr. To Hin Tsun, Gerald and Mr. Wilfried Ernst Kaffenberger (and Mr. Yeung Kun Wah, David as Mr. Kaffenberger's alternate director) and four independent non-executive directors, namely, Mr. Dominic Lai Hing Chiu, Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Kee, Christopher and Mr. Wong Kin Chow, Michael.

Definitions

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"connected person"	has the meaning ascribed to it under the Listing Rules
"Continuing Connected Transactions"	the continuing connected transactions contemplated under the Secondment Agreement
"PPC Directors"	the directors of PPC from time to time
"Secondees"	the 71 employees of NWI who will be seconded to PPC or companies within the Enlarged PPC Group pursuant to the Secondment Agreement
"Secondment Agreement"	the secondment agreement dated 29 January, 2003 entered into between NWI and PPC pursuant to which NWI agreed to second certain of its employees to PPC until 30 June, 2003 (or such other date as may be agreed by the parties)

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai Hoi, William
Deputy Chairman

Hong Kong, 29 January, 2003